UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

RELYPSA, INC.

(Name of Subject Company (issuer))

VIFOR PHARMA USA INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

GALENICA AG

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK	759531106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Oliver Kronenberg

Group General Counsel

Galenica AG

Untermattweg 8-P.O. Box

CH-3027 Bern, Switzerland

+41.58.852.81.11

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew Levine

Jeffrey Symons

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3939

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,634,452,064	$164,589

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 51,076,627 shares of common stock, $0.001 par value per share, of Relypsa, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 44,882,597 Shares issued and outstanding, (ii) 4,753,020 Shares issuable upon the exercise of outstanding options, (iii) 997,523 Shares issuable upon the vesting of outstanding restricted stock units, (iv) 255,149 Shares issuable upon the exercise of outstanding and unexpired warrants, and (v) 188,338 Shares estimated to be subject to issuance pursuant to Relypsa’s Employee Stock Purchase Plan), multiplied by (b) the offer price of $32.00 per Share. The foregoing share figures have been provided by the issuer to the offeror and are as of August 1, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $100.70 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $164,589	Filing Party: Galenica AG Vifor Pharma USA Inc.
Form of Registration No.: Schedule TO	Date Filed: August 4, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission on August 4, 2016 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Vifor Pharma USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of Galenica AG, a public limited company existing under the laws of Switzerland, to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Relypsa, Inc., a Delaware corporation, at a price of $32.00 per Share, payable to the holder thereof in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase. This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 11.	Additional Information.

Section 15—“Certain Legal Matters; Regulatory Approvals—Antitrust Compliance” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end thereof:

“The waiting period under the HSR Act applicable to the Offer expired at 11:59 p.m., New York time, on August 8, 2016 without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer remains subject to the other Offer Conditions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2016

Galenica AG

	By:	/s/ Dr. Jörg Kneubühler
Dr. Jörg Kneubühler
Chief Financial Officer

	By:	/s/ Dr. Andreas Walde
Dr. Andreas Walde
General Secretary

Vifor Pharma USA Inc.

	By:	/s/ Dr. Oliver P. Kronenberg
Dr. Oliver P. Kronenberg
Secretary

	By:	/s/ Colin Bond
Colin Bond
President and Chairman

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